

Mail Stop 3720

August 7, 2007

VIA U.S. MAIL AND FAX (913) 234-5654
Mr. Douglas E. Nickerson
Chief Financial Officer
QC Holdings Inc.
9401 Indian Creek Parkway, Suite 1500
Overland Park, Kansas 66210

> **Re:** **QC Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 14, 2007**
> **File No. 0-50840**

Dear Mr. Nickerson:

We have reviewed your supplemental response letter dated July 20, 2007 as well as your filing and have the following comments. As noted in our comment letter dated May 3, 2007, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provisions for Losses and Returned Item Policy, page 36

1. We note your response to prior comment 1. Tell us your basis for adding "Qualitative and Other Adjustments" to your computed allowance if you "do not have complete and final information for the immediate subsequent month…by the time you report." It appears that such adjustments had an effect of increasing the effective write-off percentage from 3.38% to 4.72% at the year ended December 31, 2006. If similar material adjustments were required to be added to the computed historical adjustment factor during each reporting period, tell us why you have not used an adjustment factor that better reflects a loss experience that is more consistent with your evaluation during your year-end and quarterly closing process. Does your historical adjustment factor reflect the exact loss total for the outstanding loans at its respective period-end (that is, after accounting for loans deemed uncollectible over a period of time)?

2. To better understand your basis for concluding that the revised methodology "better reflects the short-term nature of the loan portfolio at each period-end," please supplementally provide us the following:

- The actual loss/volume ratio for 2006 and 2005 and how each compared to your initial estimate as of its respective year-end.
- The actual loss/volume ratio for each interim period following the adoption of the revised methodology through the third quarter of 2006 and how each compared to your initial estimate as of each respective period.

3. Following the end of a reporting period, such as the year ended December 31, 2006, tell us how long thereafter you receive the complete and final information (on loss experience) for loans outstanding at December 31, 2006, and disclose how you account for the information.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn T. Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.

Sincerely,

Larry Spirgel
Assistant Director

cc: Catherine E. K. Wood, Gilmore & Bell- via FAX (816) 221-1018